July 16, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
360 Kingsley Park Drive, Suite 250
Fort Mill, SC 29715

       Re: Alternus Clean Energy, Inc.
           Amendment No. 1 Registration Statement on Form S-1
           Filed July 1, 2024
           File No. 333-278994
Dear Vincent Browne:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 1, 2024
General

1. Please revise your disclosure to reflect applicable corresponding revisions made in response to our comment letter dated July 16, 2024 regarding your Form S-1 (333-
       276630) initially filed on January 19, 2024.
 July 16, 2024
Page 2

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Ross David Carmel, Esq.